Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Actual Year	Actual Year	Actual Year	Actual Year	Actual Year
(Dollars In Thousands)	07/31/08	10/07	10/06	10/05	10/04	10/03
Net (loss) income	$(674,131)	$(627,119)	$149,533	$471,847	$348,681	$257,380
Add:
Federal and state income tax (benefit) provision	(37,454)	(19,847)	83,573	308,738	201,091	154,138
Interest expensed	110,290	141,754	111,944	89,721	75,042	63,658
Interest expensed mortgage and financing subsidiaries	2,893	6,009	7,767	5,801	2,765	2,487
Distribution of earnings of unconsolidated joint ventures, net of income/(loss) from unconsolidated joint ventures	14,187	32,221	(347)	(6,171)	(334)	—
Amortization of bond prepaid expenses	2,220	2,151	2,089	2,012	10,999	2,978
Amortization of bond discounts	490	1,084	1,039	715	571	514
Total (loss) earnings	$(581,505)	$(463,747)	$355,598	$872,663	$638,815	$481,155

Fixed Charges:
Interest incurred	$137,390	$194,547	$166,427	$102,930	$87,674	$66,332
Interest incurred mortgage and financing subsidiaries	2,893	6,009	7,767	5,801	2,765	2,487
Amortization of bond prepaid expenses	2,220	2,151	2,089	2,012	10,999	2,978
Amortization of bond discounts	490	1,084	1,039	715	571	514
Total fixed charges	$142,993	$203,791	$177,322	$111,458	$102,009	$72,311

Ratio of earnings to fixed charges	(a)	(a)	2.0	7.8	6.3	6.7

(a)                               Earnings for the nine months ended July 31, 2008 and for the year ended October 31, 2007 were insufficient to cover fixed charges for such periods by $724.5 million and $667.5 million, respectively.